Mail Stop 4561

April 11, 2008

Mark B. Templeton
President and Chief Executive Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

        Re: **Citrix Systems, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed February 27, 2008
                File No. 000-27084

Dear Mr. Templeton:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Barbara C. Jacobs
                Assistant Director